NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 15, 2024, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 01, 2024 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Exchange also notifies the Securities and Exchange Commission that as a result of the below indicated conditions, Cedar Fair L.P. was suspended from trading before market open on July 02, 2024. Note: This Form 25 is for the for the removal from listing on the Exchange of the Depositary Units (Representing Limited Partner Interests) of Cedar Fair, L.P. and does not affect the continued listing on the NYSE of the Six Flags Entertainment Corporation "New" Common Stock. The merger of equals between CopperSteel HoldCo, Inc. (N/K/A Six Flags Entertainment Corporation "New"), Cedar Fair, L.P., and Six Flags Entertainment Corporation "Old" became effective of July 1, 2024. Pursuant to the Merger Agreement, shareholders of Cedar Fair, L.P., and Six Flags Entertainment Corporation "Old" exchanged their respective shares for the following: - Holders of Cedar Fair, L.P. Depositary Units (Representing Limited Partner Interests) have been exchanged for One (1) share of Six Flags Entertainment Corporation "New". - Holders of Six Flags Entertainment Corporation "Old" Common Stock have been exchanged for 0.5800 of a share of Six Flags Entertainment Corporation "New".